Filed Pursuant to Rule 433
Registration No. 333-277138
February 26, 2024
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated February 26, 2024)

Issuer:	The Southern Company
Security:	Series 2023D 5.50% Senior Notes due March 15, 2029
Expected Ratings:*	Baa2 (Positive)/BBB (Positive)/BBB+ (Stable) (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$400,000,000 (Reopening of $600,000,000 of Series 2023D 5.50% Senior Notes due March 15, 2029 issued on September 8, 2023)
Initial Public Offering Price:	101.458% plus accrued interest from September 8, 2023
Maturity Date:	March 15, 2029
Treasury Benchmark:	4.000% due January 31, 2029
Benchmark Treasury Yield:	4.309%
Spread to Treasury:	+85 basis points
Re-offer Yield:	5.159%
Optional Redemption:
Make-Whole Call:	T+20 basis points
Par Call:	On or after January 15, 2029 at 100%
Coupon:	5.50%
Interest Payment Dates:	March 15 and September 15 of each year, beginning on March 15, 2024
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	842587 DS3/US842587DS35
Trade Date:	February 26, 2024
Expected Settlement Date:	February 28, 2024 (T+2)
Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.
Co-Managers:
BBVA Securities Inc.
Intesa Sanpaolo IMI Securities Corp.
Loop Capital Markets LLC
Huntington Securities, Inc.
Academy Securities, Inc.
Cabrera Capital Markets LLC
Drexel Hamilton, LLC
Hancock Whitney Investment Services, Inc.
Samuel A. Ramirez & Company, Inc.
Independence Point Securities LLC

Concurrent Offering:	$400,000,000 additional amount of Series 2023E 5.70% Senior Notes due March 15, 2034, expected to be issued on February 28, 2024. The closing of the offering of the additional Series 2023D Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling The Southern Company collect at 1-404-506-5579, BofA Securities, Inc. toll free at 1-800-294-1322 (or by email at dg.prospectus_requests@bofa.com), Morgan Stanley & Co. LLC toll free at 1-866-718-1649, RBC Capital Markets, LLC toll free at 1-866-375-6829, Scotia Capital (USA) Inc. toll free at 1-800-372-3930 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.